SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

For the current second quarter-to-date:

a)

Deferred Expenditures: N/A

b)

Aggregate expenditures made to parties not at arm’s length: N/A

2.

For the quarter under review:

c)

Summary of securities issued during the period: None

d)

Summary of stock options granted during the period: None

3.

As at the end of the second quarter:

a)

Authorized capital:

50,000,000

Issued and outstanding:

40,970,175

b)

Summary of options, warrants and convertible securities outstanding:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date
Warrants Warrants	2,450,000 1,725,773	$0.18 $0.40	October 9, 2008 October 9, 2008

      c)

Number of common shares in escrow:

Nil

Number of common shares held in pool:

Nil

d)

Directors:

Avtandil Koridze

Stuart C. Lew

Bakytzhan Oralbekov

Phillip Webber

William Kaska

Schedule C

PowerNova Technologies Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of the results of operations and financial condition of the Company for the second quarter ended November 30, 2005 with comparison to previous quarters should be read in conjunction with the Financial Statements.

Hydrogen Production Technology Research and Development Status

Several transition metal complexes have been found capable of catalyzing alkane dehydrogenation. The most promising to date are the iridium “pincer” complexes. However, these complexes cannot find practical application due to some circumstances; for example, the rate of dehydrogenation is still insufficient and product inhibition and isomerization of primarily formed 1-alkenes into less valuable internal alkenes take place.

Our lab at the Russian Academy of Sciences in Moscow continues to search for and develop new approaches to the design of novel pincer complexes. One pathway the lab is exploring is the substantial modification of the pincer ligand, including a change of its electronic and steric properties. PowerNova’s scientists are attempting to create a new generation of pincer complexes as catalysts for alkane dehydrogenation. Based on conceptually novel binuclear pincer complexes, this approach may lead to improved catalysts that are not currently available.

The lab has successfully demonstrated that it is possible to synthesize bimetallic, metallocene-based pincer complexes. This has not been evident a priori from the geometric characteristics.

The next step included the study of our systems as catalysts for alkane dehydrogenation. As we have recently established, our systems reveal high efficiency in the dehydrogenation of alkanes. This efficiency is comparable with the best known systems up to date.

In the near term, the advantages of our metallocene-based pincer complexes as catalysts will be fully explored.

The focus is on generating relevant data so that potential customers and/or partners can evaluate our technology.

Patent Status

PowerNova was granted a U.S. patent (#6909009) for its hydrogen production technology on June 21, 2005.  The full name of the patent is Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts. The patent can be viewed on the United State Patent and Trademark Office website.

Over-The-Counter Bulletin Board Listing Status

We have sent three submissions of the Form 20-F to the Securities and Exchange Commission and have received their comment letters. The completion of our financial audit for fiscal 2005 has been done for the preparation of the fourth submission of the Form 20-F to the Securities and Exchange Commission.

When the Securities and Exchange Commission approves the Form 20-F, we can then apply to the NASD for a stock listing and trading on the Over-The-Counter Bulletin Board.

Results of operations

For the second quarter ended November 30, 2005 the Company reported a net loss of $35,115 or $0.00 per common share. The net loss for the second quarter ended November 30, 2004 was $8,863 or $0.00 per common share. The increase in the net loss was due to the changes in expenditures in the areas of office expenses and management salaries.

Revenues for the second quarter ended November 30, 2005 were $0 compared with $0 for the second quarter ended November 30, 2004. Revenue from the sale and licensing of PowerNova’s hydrogen production technology is not expected until the research and development program has been completed successfully.

General and administrative expenses were $0 for the second quarter ended November 30, 2005 compared with $0 for the second quarter ended November 30, 2004.

Liquidity and Capital Resources

At November 30, 2005, the Company had cash of $922 compared with $1,736 at November 30, 2004. Cash used for operations before working capital totaled $803 for the second quarter ended November 30, 2005 compared with $2,470 for the second quarter ended November 30, 2004.

Capital expenditures for the second quarter ended November 30, 2005 were $30,951 compared with net expenditures of ($31,489) for the second quarter ended November 30, 2004.

Risks and Uncertainties

The Company is applying to the OTC Bulletin Board for a stock listing. There is no guarantee that the Company’s shares will trade on the OTC Bulletin Board. The hydrogen production technology is in the research and development phase and its operational characteristics will not be known until the catalyst is completed and tested. The success of the technology depends on its commercial viability and also a market for hydrogen from fuel cell manufacturers and industrial and chemical plants that require hydrogen and its commercial viability in the production of olefins. Also, lack of revenues during the research and development stage of the technology means that the Company must rely on private and public financings to continue its operations.